EXHIBIT 3.8

ARTICLES OF ASSOCIATION : InBev Nederland N.V., established at Breda.

NAME, REGISTERED OFFICE, TWO-TIER STATUS AND OBJECTS

Article 1

1.	The company has the name : InBev Nederland N.V.

2.	It is established at Breda.

Article 2

The company is a statutory two-tier company. Articles 158 to and including 161a and article 164, Volume 2 of the Civil Code are applicable to the company.

Article 3

The company has the following objects :

a.	the operation of breweries, the production of other alcoholic and non-alcoholic beverages, and the marketing of alcoholic and non-alcoholic beverages, extracts, goods for the (luxury) food sector, necessities for the catering industry and service articles for retail trade, including equipment and furniture, as well as packaging materials;

b.	the acquisition, operation, hiring, letting, taking on lease and leasing out and the disposal of registered property, the acquisition, operation and management of securities, claims, movable property, intellectual and industrial property rights and unpatented know-how as well as of other assets, the investment of money and other funds in the above-mentioned items, either or not covered by a mortgage or any other collateral;

c.	the performance, both on an international and on a national level, of the activities of forwarding agencies, including customs agencies;

d.	the participation in and cooperation with other enterprises and companies, as well as the management and the funding of such enterprises and companies both at home and abroad, or the acquisition, in any other way, of commercial or financial interests in other enterprises and companies established at home and abroad, including standing surety or assuming liability in any other way, or providing security for the debts of such enterprises and companies; and

e.	furthermore, any activities relating to or favourable for the foregoing in the broadest sense.

CAPITAL AND SHARES

Article 4

1.	The company’s share capital amounts to forty-six million six hundred and eighteen thousand one hundred and ninety-three euro and thirty cents (EUR 46,618,193.30), subdivided into one million twenty-seven thousand two hundred and eighty-five (1,027,285) ordinary shares with a nominal value of forty-five euro and thirty-eight cents (EUR 45.38) each.

2.	The shares are registered shares and are numbered consecutively as from 1. No share certificates are issued.

3.	The shares are indivisible.

Article 5

1.	The issue of shares not yet subscribed upon incorporation (including the granting of rights to subscribe for shares), as well as the determination of the price, the conditions for the issue of shares and all relating matters takes place, subject to the provisions of the present articles of association and of the applicable laws, pursuant to a decision of the general meeting of shareholders or of any other body designated for that purpose by decision of the general shareholders’ meeting for a term of five years maximally. Upon designation the number of shares that can be issued must be determined. The designation cannot be renewed for a period exceeding five years.

2.	Shares are never issued below par, without prejudice to the provisions of article 80 par. 2, Volume 2 of the Civil Code.

3.	The company is responsible for the required publications in the trade register, as referred to in article 96 par. 3 and 4, Volume 2 of the Civil Code.

4.	The company is not allowed to grant loans, provide security, guarantee the price, warrant performance by a third party or bind itself jointly or otherwise with or for third parties with a view to the acquisition by third parties of shares in its capital or depositary receipts with respect thereto. This prohibition also applies to subsidiaries.

5.	Subject to the applicable legal provisions each shareholder has, upon the issue of shares, a right of first refusal in proportion to the amount of his shares in the company.

6.	The right of first refusal cannot be transferred.

ACQUISITION OF OWN SHARES

Article 6

1.	Any acquisition by the company of shares that have not been fully paid is null and void.

2.	The company can only acquire shares that have been paid in full, either for no consideration or if :

a.	the shareholders’ equity, less the acquisition price, is not lower than the paid-up and called-up part of the capital, increased by the reserves, that has to be maintained pursuant to the applicable law or the articles of association; and

b.	the nominal amount of the shares which the company acquires, holds or holds in pledge or which are held by a subsidiary, does not exceed one/tenth of the issued capital. A determining factor of the validity of the acquisition is the amount of the shareholders’ equity according to the most recent balance sheet, less the acquisition price of the shares in the company capital and the distribution of profits or reserves to third parties which the company and its subsidiaries were to make after the balance sheet date. If more than six months of a financial year have passed without the financial statements being prepared and approved if necessary, an acquisition pursuant to this paragraph is not allowed.

3.	The acquisition of fully paid own registered shares for valuable consideration is only permitted after the Board of Directors has been authorised by the general shareholders’ meeting. This authorisation can be granted for a period of eighteen months maximally. In the authorisation the general shareholders’ meeting is to determine the number of shares that can be acquired, the manner in which they can be acquired and the minimum and maximum price.

4.	In this article, shares also include depositary receipts for shares.

5.	No voting rights can be exercised with respect to own shares in the possession of the company and for own shares with regard to which the company holds a right of usufruct or a pledge or holds a depositary receipt for shares.

Furthermore, no voting rights can be exercised with respect to shares or depositary receipts for shares held by subsidiaries or with regard to which the latter hold a right of usufruct or a pledge.

Shares or depositary receipts for shares with respect to which no voting rights can be exercised are not taken into account for the determination whether a certain part of the capital is represented at the meeting and no dividend or part of the balance left after winding-up can be paid with respect to these shares or depositary receipts for shares.

SHAREHOLDERS’ REGISTER

Article 7

1.	The Board of Directors keeps a shareholders’ register at the company’s registered office, in which the names and addresses of all shareholders have been entered, with indication of the date on which they acquired the shares, the number of shares, the date of acknowledgement or service of the transfer of shares as well as the amount paid on each share. The shareholders’ register also includes the names and addresses of those who hold a right of usufruct or a pledge on shares, with indication of the date on which they acquired this right, the date of acknowledgement or service and an indication of whether they hold rights to depositary receipts. In addition, the names and addresses of the holders of depositary receipts for registered shares issued with the company’s concurrence are entered in the register.

Any discharge from liability granted with respect to payments not yet made is also mentioned in the register.

Every shareholder, holder of depositary receipts for registered shares issued with the company’s concurrence, usufructuary and holder of a pledge has the obligation to inform the management in writing of his address and any changes therein; this address remains valid for the company as long as the person concerned does not notify the management by registered post of another address.

All consequences of the failure to inform the management of his address and changes therein are at the expense and risk of the person concerned.

All notifications and notices to shareholders, holders of depositary receipts, usufructuaries and holders of a pledge can be validly served at the addresses mentioned in the register.

All entries in the register are signed by a manager.

2.	The register referred to in the previous paragraph can be consulted by the shareholders as well as by usufructuaries with rights to depositary receipts and by holders of a pledge on shares with rights to depositary receipts.

Any person can consult the data contained in the register with respect to shares that are not paid up in full.

Every shareholder, usufructuary and holders of a pledge on shares can at his request and at all times, but only to the extent that it concerns his shares or rights respectively, obtain non-negotiable extracts from the register, signed by a manager, free of charge, with indication of the numbers of the shares registered in his name on the date of the extract or of the shares encumbered with a pledge or a usufruct in his favour.

If a share is encumbered with a usufruct or a pledge, the extract indicates the name of the person to whom the voting right and the rights to depositary receipts are granted.

3.	If a shares, a depositary receipt issued with the company’s concurrence, a usufruct or a pledge on a share belongs to a partnership to which title 7 of Volume 3 of the Civil Code applies, the partners, whose names are also to be entered in the register, can only be represented vis-à-vis the company by one person to be designated in writing.

The personal data of the designated person are entered in the register, and all notifications and notices to the partners can be served at the address of the designated person that is indicated in the register.

PLEDGE AND USUFRUCT ON SHARES

Article 8

1.	Shares can be encumbered with a usufruct.

The voting right is only granted to the usufructuary if this was explicitly stipulated upon the establishment of the right of usufruct.

2.	A shareholder who has no voting right and a usufructuary who has a voting right have the rights granted by law to the holders of depositary receipts issued with the company’s concurrence.

A usufructuary who has no voting right has these rights if not stipulated otherwise upon the establishment or the transfer of the right of usufruct.

3.	The shareholder is granted the rights resulting from the share and relating to the acquisition of shares, on the understanding that he is to compensate the usufructuary for the value of these rights if the latter is entitled to such a compensation pursuant to his right of usufruct.

4.	A pledge can be established on shares. In that case the provisions of paragraphs 1 and 2 of this article apply accordingly.

5.	In the present articles of association holders of depositary receipts also include the holders of depositary receipts for registered shares issued with the company’s concurrence as well as the persons who have the rights referred to in paragraphs 2 and 4 of this article as a result of a usufruct or pledge established on a share.

TRANSFER OF SHARES

Article 9

The legal provisions apply to the delivery of shares as well as to the establishment and delivery of a limited right thereon.

MANAGEMENT AND SUPERVISION

Article 10

1.	The management of the company is entrusted to a Board of Directors under the supervision of a Supervisory Board.

2.	The Board of Directors consists of two or more members.

The general meeting of shareholders specifies the number of members of the Board of Directors in office.

3.	The members of the Board of Directors are appointed by the general meeting of shareholders and can at all times be suspended and dismissed by the latter.

4.	The Board of Directors can appoint one or several holders of a power of attorney, who will have the title and the powers deemed necessary by the Board.

Article 11

1.	The Board of Directors is entrusted with the management of the affairs of the company.

2.	The members of the Board of Directors distribute their activities among each other.

All decisions of the Board of Directors are taken with an absolute majority of votes.

In case of an equality of votes, the general meeting decides.

3.	If one or several members of the Board of Directors are absent or unable to attend, the other members or the sole remaining member will temporarily be entrusted with the entire management, and if all members of the Board of Directors are absent or unable to attend, the Supervisory Board will temporarily be entrusted with the entire management.

Each of them, temporarily entrusted with the company’s management, has the obligation to convene a meeting of shareholders as soon as possible in order to provide for the management.

REPRESENTATION

Article 12

1.	The Board of Directors represents the company. The power to represent the company is granted to two members of the Board of Directors, who act jointly.

2.	If a member of the Board of Directors enters into a private agreement with the company or institutes legal proceedings against the company in his own name, the company can be represented by the other members of the Board of Directors or by a supervisory director to be designated by the supervisory board, unless the general meeting designates a person to that effect. If a member of the Board of Directors has in any other way an interests that conflicts with the interests of the company, he and the other members of the Board of Directors are authorised to represent the company.

APPROVAL OF THE GENERAL MEETING OF SHAREHOLDERS/SUPERVISORY BOARD FOR DECISIONS OF THE BOARD OF DIRECTORS

1.	Without prejudice to any provisions to the contrary of the articles of association, the approval of the general meeting is required for decisions of the Board of Directors relating to a major change in the identity or the character of the company or enterprise, including in any case :

a.	the transfer of the business or a major part of the business to a third party;

b.	the conclusion or termination of a long-term cooperation by the company or a subsidiary with another legal entity or company, or in the capacity of fully liable partner in a limited or general partnership, if this cooperation or termination is of major significance for the company;

c.	the acquisition or disposal of a participating interest in the capital of a company with a value equalling at least one third of the amount of the assets according to the balance sheet with explanatory notes or, if the company prepares a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes according to the most recently prepared financial statements of the company, either by the company or by a subsidiary.

2.	Furthermore, the Board of Directors needs the prior approval of the general meeting of shareholders for decisions relating to :

a.	the acquisition, disposal, encumbrance, erection, extension, leasing, letting or any other use of immovable property, if the value of this immovable property exceeds an amount to be determined by the general meeting of shareholders;

b.	the taking and granting of loans exceeding an amount to be determined by the general meeting of shareholders, with the exception of the withdrawal or depositing of money from or into a current account with the company’s banker, and the opening of bank accounts for the company;

c.	the acquisition of participating interests in, the financing or managing of an enterprise belonging to third parties, as well as the termination thereof, and the establishment of offices, warehouses and branches;

d.	investments of which the importance or the value exceeds an amount to be determined by the general meeting of shareholders; the general meeting of shareholders is at all times authorised to change this amount;

e.	the preparation of annual or long-term budgets;

f.	the conclusion and termination of a long-term cooperation agreement with one or more owners of another enterprise;

g.	the conclusion of any agreements the importance or value of which exceeds an amount to be determined by the general meeting of shareholders;

h.	the exercise of voting rights and of any other rights attached to shares which the company holds in other companies, as well as the exercise of rights relating to participating interests of the company in other enterprises.

3.	The absence of approval for decisions referred to in paragraphs 1 and 2 of this article cannot be invoked by or against third parties.

4.	The Board of Directors is to comply with the instructions given by the general meeting of shareholders with regard to the general principles of the financial, social and economic policy as well as of the personnel policy.

5.	The Board of Directors needs the prior approval of the Supervisory Board for decisions relating to :

a.	the issue and acquisition of shares in and debt instruments of the company or of debt instruments of a limited or general partnership in which the company is a fully liable partner;

b.	cooperation in the issue of depositary receipts for shares;

c.	applications for the listing or for a suspension of the listing of the securities referred to under a and b, as well as of shares in the company in any stock exchange;

d.	the conclusion or termination of a long-term cooperation agreement of the company or a dependent company with another legal entity or company, or in the capacity of fully liable partner in a limited or general partnership, if this cooperation or termination is of major significance for the company;

e.	the acquisition of a participating interest with a value of at least one/fourth of the amount of the subscribed capital, including reserves, according to the balance sheet with explanatory notes, by the company or a dependent company in the capital of another company, as well as the significant increase or decrease of such participating interest;

f.	investments that require an amount equalling at least one/fourth of the amount of the subscribed capital, including reserves, according to the balance sheet with explanatory notes;

g.	a proposal for an amendment to the articles of association;

h.	a proposal for the dissolution of the company;

i.	the filing of bankruptcy and the application for suspension of payment;

j.	the termination of the employment contract of a substantial number of employees of the company or a dependent company, all at the same time or within a brief period of time;

k.	a significant change in the employment conditions of a substantial number of employees of the company or of a dependent company;

l.	a proposal for a decrease in the issued capital.

6.	A dependent company within the context of this article is understood to mean :

a.	a legal entity to which the company or one or several dependent companies provide at least half of the issued capital, either individually or jointly, for their own account;

b.	a company of which the activities are entered in the trade register and for the debts of which the company or a dependent company is fully liable vis-à-vis third parties in the capacity of partner.

7.	The absence of approval of the Supervisory Board for decisions referred to in paragraph 5 of this article cannot be invoked by or against third parties.

8.	The approval referred to in paragraph 5 appears from the written statement of one of the members of the Supervisory Board.

Article 14

1.	The Supervisory Board consists of natural persons and has at least three members.

2.	If less than three members of the Supervisory Board are in office, the Board will immediately take the necessary measures to increase its number of members.

3.	The Supervisory Board determines profile relating to the number of members and its composition, taking into account the nature of the enterprise, its activities and the desired expertise and background of the Supervisory Directors.

4.	The Supervisory Board discusses the profile for the first time upon its determination and subsequently upon each change with the general meeting, as well as with the works council.

APPOINTMENT

Article 15

1.	Without prejudice to the provisions contained in paragraph 5, the supervisory directors are appointed by the general meeting of shareholders on the recommendation of the Supervisory Board, provided that the appointments have not taken place before this article became applicable to the company. The Supervisory Board notifies the general meeting of shareholders and the works council at the same time of the recommendation. The reasons for the recommendation will be stated.

2.	The general meeting of shareholders and the works council (within the meaning of article 158 par. 11, Volume 2 of the Civil Code) can recommend certain persons for the office of supervisory director to the Supervisory Board. The Supervisory Board informs them in due time when, for what reason and on the basis of which profile a supervisory director is to be appointed. If the enhanced right of recommendation referred to in paragraph 3 applied, the Supervisory Board shall also inform the general meeting and the works council thereof.

3.

With regard to one third of the number of Supervisory directors, the Supervisory Board shall place a person recommended by the works council on the nomination, unless the Supervisory Board objects to the recommendation on the grounds that the person recommended is expected to be unsuitable for the fulfilment of the duties of supervisory director or that the Supervisory Board will not be suitably composed when the appointment is made as recommended. If the number of supervisory directors cannot be divided by three, the nearest lower number that can be divided by three will be the basis for determining the number of members to which this enhanced right of recommendation applies.

4.	If the Supervisory Board raises an objection, it will inform the works council of that objection and the reasons for it. The Supervisory Board shall institute consultations with the works council without delay with a view to reaching an agreement on the nomination. If the Supervisory Board determines that no agreement can be reached, a representative of the Supervisory Board designated for that purpose shall apply to the Enterprise Division of the Amsterdam Court of Appeal to uphold the objection. The application may not be filed until four weeks have lapsed since the consultations with the works council commenced. The Supervisory Board shall place the person recommended on the nomination if the Enterprise Division declares the objection unfounded. If the Enterprise Division upholds the objection, the works council may make a new recommendation in accordance with the provisions of paragraph 3.

5.	The general meeting may reject the nomination with an absolute majority of the votes cast, representing at least one/third of the issued capital.

If not at least one/third of the issued capital was represented at the meeting, a new meeting may be convened at which the nomination may be rejected by an absolute majority of the votes. If the nomination is rejected the Supervisory Board shall draw up a new nomination. Paragraphs 2,3 and 4 of this article shall apply. If the general meeting does not appoint the person nominated and does not resolve to reject the nomination, the Supervisory Board shall appoint the person nominated.

6.	The general meeting can transfer the powers and obligations vested in the general meeting pursuant to this article and to articles 158, 159, 161 and 162, Volume 2 of the Civil Code, for a period to be determined by the general meeting but not exceeding two subsequent years, to a commission of shareholders of which the general meeting designates the members; in that case the Supervisory Board informs the commission of the provisions of paragraph 2. The general meeting can at all times revoke the transfer. The method of negotiation between the Supervisory Board and the commission is determined by mutual consent by the board and the commission, provided that it was not laid down in regulations drawn up by the general meeting.

Article 16

1.	If there are no supervisory directors, other than as a consequence of the provisions of paragraph 2, the general meeting shall make the appointment pursuant to article 159, Volume 2 of the Civil Code.

2.	The general meeting may withdraw its confidence in the Supervisory Board by an absolute majority of votes cast, representing at least one/ third of the issued share capital. The resolution shall specify the reasons for the resolution. The resolution may not be passed with regard to supervisory directors appointed by the Enterprise Division in accordance with paragraph 4 of this article.

3.	A resolution as referred to in paragraph 2 shall not be passed until the Board of Directors has notified the works council of the proposed resolution and the reasons for it. The notification shall take place at least thirty days before the general meeting of shareholders at which the proposal is to be dealt with. If the works council determines a view on the proposal, the Board of Directors shall inform the Supervisory Board and the general meeting of that view. The works council may arrange for its view to be explained at the general meeting of shareholders.

4.	The resolution referred to in paragraph 2 shall result in the immediate dismissal of the supervisory directors. On passing the resolution, the Board of Directors shall apply without delay to the Enterprise Division of the Amsterdam Court of Appeal to appoint one or more supervisory directors on a temporary basis. The Enterprise Division shall provide for the effects of the appointment.

5.	The Supervisory Board shall use it best efforts to ensure that a new Supervisory Board is composed within the period set by the Enterprise Division and in accordance with article 15.

Article 17

1.	Supervisory directors cannot be :

a.	persons employed by the company;

b.	persons employed by an dependent company

c.	directors and employees of an employees’ organisation which is normally involved in establishing the terms of employment of the persons referred to in a and b.

2.	Supervisory directors are appointed for a period of four years maximally, on the understanding that, unless a supervisory director resigns sooner, his term of office expires on the day of the general meeting to be held in the fourth year after the year of his appointment. A supervisory director is eligible for reappointment, subject to the provisions of the previous sentence.

3.	Upon application, the Enterprise Division of the Amsterdam Court of Appeal may remove a supervisory director for dereliction of his duties, for other important reasons or on account of any far-reaching change of circumstances as a result of which the company cannot reasonably be required to maintain him as a supervisory director.

The application can be made by the company, represented for this purpose by the Supervisory Board, and by a designated representative of the general meeting or the Works council, as referred to in article 15, paragraph 2. The second and sixth paragraph of article 15 apply accordingly.

4.	A supervisory director may be suspended by the Supervisory Board; the suspension shall end by operation of law if the company has failed to apply for removal as referred to in paragraph 3 of this article within one month after the commencement of the suspension.

Article 18

1.	The Supervisory Board’s duties are the supervision of the policies of the Board of Directors and of the general course of the company’s affairs and its business enterprise. It shall support the Board of Directors with advice. In fulfilling their duties the supervisory directors shall serve the interests of the company and its business enterprise.

2.	The Board of Directors shall in due time provide the Supervisory Board with the information it needs to carry out its duties. The Board of Directors shall inform the Supervisory Board in writing at least once a year of the key elements of the strategy, the general and financial risks and the management and control systems of the company.

3.	Each supervisory director has at all times access to the offices and other premises of the company and shall be authorised to examine and copy all books, records and correspondence of the company or to have them examined and copied, as well as to be fully informed of all actions undertaken by the Board of Directors, and to inspect the cash register of the company.

4.	The Supervisory Board gives oral or written advice whenever required by a member of the Board of Directors or the general meeting. It can also give advice without being requested to do so.

5.	The Supervisory Board can be assisted by one or several experts in the performance of its tasks, at the expense of the company.

6.	Each member of the Board of Directors can at all times be suspended by the Supervisory Board. In that case, the Supervisory Board has the obligation and each supervisory director is authorised to convene a general meeting within six weeks after the decision with regard to the suspension, which shall decide whether the suspension will be cancelled or continued or whether the suspended member of the Board of Directors will be granted discharge. In the absence of a decision, the suspension will be cancelled. The suspended member of the Board of Directors is entitled to defend himself during this meeting and to be assisted by a counsel.

Article 19

1.	The Supervisory Board can appoint one of its members as Chairman of the Supervisory Board and meets whenever a meeting is deemed necessary by the Chairman, two supervisory directors or the Board of Directors.

2.	The Supervisory Board can appoint one of its members as delegate supervisory director, who will be charged with the ongoing communication with and daily supervision of the Board of Directors.

3.	The Supervisory Board can only take decisions with an absolute majority of votes. The Supervisory Board can also take decisions with an absolute majority of votes outside a meeting, by means of letters, telex and telegrams, provided that the proposal for such a decision-making process was submitted to all members and none of the members raised any objections. In case of equality of votes the Chairman of the Supervisory has a casting vote.

4.	If the Supervisory Board is not complete, the remaining members or the sole remaining member shall be authorised and obliged to take all actions for which the Board, the Chairman and the delegated supervisory director are authorised or obliged.

REMUNERATION

Article 20

1.	The policy relating to the remuneration of the Board of Directors is determined by the general meeting on the recommendation of the Supervisory Board.

2.	The remuneration of the members of the Board of Directors is determined by the general meeting in compliance with the policy referred to in paragraph 1.

3.	The general meeting can grant a remuneration to the supervisory directors on the recommendation of the Supervisory Board. Any expenses shall be reimbursed.

No shares and/or rights on shares are granted to a supervisory director by way of remuneration.

ACCOUNTANT

Article 21

1.	The company charges a registered accountant or another expert competent according to the law with the examination of the financial statements.

2.	The general meeting is authorised to grant this assignment. If the general meeting fails to do so, the Supervisory Board is authorised to do so. If the Supervisory Board fails to grant the assignment, the Board of Directors is authorised to do so. The appointment of an accountant is not limited by any recommendation. The assignment can at all times be revoked by the general meeting or by the body that granted the assignment. In addition, an assignment granted by the Board of Directors can be revoked by the Supervisory Board. The general meeting hears the accountant, at his request, with regard to the revocation of the assignment or with regard to the intention to revoke the assignment, of which he was informed.

3.	The accountant examines whether the financial statements provide the information required by article 362 paragraph 1, Volume 2 of the Civil Code. He furthermore examines whether the financial statements meet the applicable legal requirements, whether the annual report was, in his opinion, prepared in accordance with the applicable legal provisions and corresponds to the data contained in the financial statements, and if the information referred to in the above-mentioned article, paragraph 1, items b to and including g, has been added.

4.	The accountant reports to the Board of Directors and to the Supervisory Board.

5.	The financial statements cannot be adopted if the general meeting was not able to take cognisance of the statement of the accountant, which is to be attached to the financial statements, unless a legally valid reason for the absence of this statement is given.

FINANCIAL YEAR, FINANCIAL STATEMENTS

Article 22

1.	The financial year of the company will be concurrent with the calendar year.

2.	Each year on the last day of the financial year, the Board of Directors closes the company’s books and prepares the financial statements within a period of five months – subject to extension of this period by six months maximally by the general meeting on account of special circumstances – and submits these documents to the general meeting. The Board of Directors also submits the annual report within the same period of time, and sends the financial statements to the works council.

3.	The financial statements are adopted by the general meeting.

4.	The company ensures that the financial statements, the annual report and the information to be added pursuant to article 392 paragraph 1, Volume 2 of the Civil Code are present at the registered office as from the date on which the general meeting at which they will be discussed is convened until the end of this meeting. Shareholders and holders of depositary receipts for shares can consult the documents and obtain a copy free of charge.

5.	In addition, any person is entitled to inspect the documents that are to be published after their adoption and to obtain a copy at cost price maximally. This right lapses as soon as the documents have been deposited at the office of the trade register.

6.	If shares of the company, debt instruments or depositary receipts for these shares or debt instruments, issued with the company’s concurrence, are listed on any stock exchange, the company shall publish its half-year results as soon as they are available.

7.	On the basis of articles 394 et seq., Volume 2 of the Civil Code, the company has the obligation to publish the financial statements within eight days after they have been adopted. The publication takes place by depositing a copy at the office of the trade register, with indication of the date on which they were adopted.

8.	If the financial statements have not been adopted two months after the expiry of the period set for their preparation, according to the applicable legal provisions, the Board of Directors shall immediately publish them, with indication of the fact that they have not yet been adopted.

9.	The company must have published the financial statements at the latest thirteen months after the end of the financial year.

10.	At the same time and in the same manner as the financial statements, a copy of the annual report and of the other information referred to in article 392, Volume 2 of the Civil Code is published.

PROFIT AND LOSS

Article 23

1.	Any profit is at the disposal of the general meeting for payment of a dividend or creation of a reserve in favour of the holders of ordinary shares, of for any other purpose to be determined by the meeting, within the context of the company’s objects.

2.	The company can only make distributions to the shareholders and other persons entitled to the distributable profit to the extent that the shareholders’ equity of the company exceeds the paid-up part of the capital plus the reserves that are to be maintained by law or by the articles of association.

3.	The distribution of profits takes place after the adoption of the financial statements which reveal that such a distribution is justified.

4.	No profits on shares are distributed in favour of the company.

5.	The calculation of the distribution of profits does not take into account the shares held by the company in its own capital, unless these shares are encumbered with usufruct or depositary receipts for these shares have been issued with the company’s concurrence.

6.

The company may make interim distributions provided that the requirements of the second paragraph of this article are met, as evidenced by an interim statement of assets and liabilities. This statement of assets and liabilities relates to the shareholders’ equity at the earliest on the first day of the third month prior to the month in which the decision relating to the distribution is announced. It is prepared in compliance with the valuation methods that are generally regarded as acceptable. The amounts of the legal reserves or the reserves provided for by the articles of association are included in the statement of assets and liabilities, which is signed by the directors; if one or several directors fail to sign, this is mentioned with indication of the reason. The company deposits the statement of assets and liabilities at the office of the trade register within eight days following the date on which the decision to distribute profits is announced.

7.	The dividend is made payable at a time to be determined by the general meeting of shareholders.

8.	Dividends of which receipt was not taken within five years after they have become payable will be paid to the company.

GENERAL MEETINGS OF SHAREHOLDERS

Article 24

1.	All general meetings of shareholders are held at Breda, at Dommelen, in the municipality of Valkenswaard or at Amsterdam.

During a general meeting in any municipality other than those mentioned above, valid decisions can only be taken if the entire issued capital is represented at the meeting.

2.	A general meeting of shareholders shall take place each hear at a moment to be determined by the Board of Directors in consultation with the Supervisory Board, at the latest six months after the end of the financial year.

During this meeting :

a.	the Board of Directors shall submit its report on the affairs of the company and the management pursued during the past financial year;

b.	the financial statements shall be discussed;

c.	the dividend, if any, and the appropriation of profits shall be discussed;

d.	the granting of discharge to the Board of Directors for the policy pursued shall be discussed;

e.	the granting of discharge to the Supervisory Board for its supervision shall be discussed;

f.	vacancies, if any, shall be filled;

g.	proposals and items shall be put forward by the Board of Directors and/or the Supervisory Board in order to come to a decision of the general meeting;

Article 25

1.	Except in the cases where the law of the present articles of association require a larger majority, decisions of the general meeting are taken by an absolute majority of votes.

2.	Votes with regard to matters are cast orally, votes with regard to persons are cast by ballot. If no absolute majority is obtained after the first vote with regard to a person, a new vote is held between the two persons who acquired the largest number of votes.

3.	In case of equality of votes with regard to matters, the proposal is deemed to have been rejected.

In case of equality of votes with regard to persons, fate decides.

4.	Blank votes are regarded as votes not cast.

5.	Voting by acclamation is allowed if none of the persons present object.

Article 26

1.	Shareholders and holders of depositary receipts for shares are authorised to attend the general meetings, either personally or by proxy, to speak at the meetings and to exercise their voting right.

Only shareholders, their spouses, as well as lawyers, civil-law notaries, tax advisors and accountants of their choice can act as authorised representatives.

2.	The general meeting of shareholders is convened, also for the holders of depositary receipts for shares, by means of convening notices sent at least fifteen days before the date of the meeting to the addresses entered in the register referred to in article 8.

If depositary receipts for bearer shares have been issued with the company’s concurrence, the general meeting can only be convened by means of an announcement in a national newspaper.

3.	The convening notice is to include the items on the agenda or an announcement that the shareholders – including holders of depositary receipts – can take cognisance of the items on the agenda at the company’s registered office.

4.	One or several holders of shares representing, either individually or jointly, at least one hundredth of the issued capital are entitled to request the Board of Directors and the Supervisory Board to put one or several items on the agenda of the general meeting of shareholders.

These items are put on the agenda by the Board of Directors and the Supervisory Board provided that :

a.	they are not contradictory to any major interest of the company;

and

b.	the request was submitted in writing to the Board of Directors at the latest sixty days before the date of the general meeting of shareholders.

5.	All members of the Board of Directors and the Supervisory Board are equally authorised to convene a meeting.

6.	If all shareholders or their representatives are present, decisions can be validly taken without convening notices having been sent, provided that these decisions are taken unanimously and that there are no holders of depositary receipts.

Article 27

1.	Each share will confer the right to cast one vote.

2.	Valid votes can be cast for shares of shareholders to whom a right vis-à-vis the company would be granted as a result of the decision in a capacity other than that of shareholder of the company, or who may be discharged from any obligation vis-à-vis the company as a result of the decision.

Article 28

1.	Extraordinary general meetings of shareholders take place whenever required necessary by the Board of Directors or the Supervisory Board or whenever one or several holders of shares and/or depositary receipts, representing at least one/tenth of the issued capital, make a request for such a meeting in writing, with clear indication of the items on the agenda, to the Board of Directors and the Supervisory Board.

2.	Articles 110, 111 and 112, Volume 2 of the Civil Code apply.

Article 29

1.	The general meeting is chaired by the Chairman of the Supervisory Board. If the Chairman of the Supervisory Board is not present at the meeting, the meeting appoints a chairman.

2.	If no report is drawn up by a civil-law notary, the minutes of the general meeting are signed by the chairman and by a second person – preferably a shareholder – attending the meeting and requested to do so by the chairman.

Article 30

1.	Shareholders can also take all decisions which they can take during the meeting outside the meeting, unless there are holders of depositary receipts for shares.

2.	Decisions can only be taken outside a meeting if all shareholders have accepted the proposal in writing.

3.	The Board of Directors announces the result of the vote during the next general meeting, in the minutes of which this announcement is mentioned. During this meeting the written statements can be inspected.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND DISSOLUTION

Article 31

1.	Decisions to amend the present articles of association or to dissolve the company can be taken by absolute majority of votes upon the proposal of the Board of Director, without prejudice to the provisions of article 16, paragraph 5, item g.

2.	If a proposal to amend the articles of association is put forward during a general meeting, a copy of this proposal, containing the text of the proposed amendment, is to be submitted at the company’s registered office for inspection by each shareholder and holder of depositary receipts, until after the meeting.

If the proposal is not submitted at the registered office, no valid decision can be taken if holders of shares representing at least one/tenth of the capital represented at the meeting object to the discussion of the proposal.

3.	All matters relating to an amendment to the articles of association, with the exception of the ministerial decree referred to in article 125, Volume 2 of the Civil Code.

DISSOLUTION AND LIQUIDATION

Article 32

1.	In case of dissolution of the company the Board of Directors is responsible for the liquidation, under the supervision of the Supervisory Board, unless decided otherwise by the general meeting.

2.	The general meeting determines the remuneration of the liquidators and of those entrusted with the supervision of the liquidation.

3.	During the liquidation the present articles of association remain applicable to the largest possible extent.

4.	Any assets remaining after payment of all debts of the company will be distributed among the shareholders in proportion to the nominal amount of their shares.

5.	The books, records and other data carriers of the dissolved company are to be kept during a period of time provided for by law, by the person designated to that effect by the general meeting.

Eindhoven, 2 January 2006